

16013066

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

SECURITI
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auerbach Grayson and Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 W 45th Street Suite 16
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Kirsch (212) 453-3523
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson and Company LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON GAVIRIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GA6171383
Qualified in Nassau County
My Commission Expires July 23, 2018

Sharon Gaviria
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUERBACH GRAYSON AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statement	**Page**
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2-6



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
Auerbach Grayson and Company LLC

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Auerbach Grayson and Company LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2016

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	1,819,316
Restricted Cash		441,809
Due From Clearing Broker		264,015
Commission Receivable		1,019,049
Furniture, Equipment & Leasehold improvements, net of accumulated depreciation and amortization of $601,656		168,097
Prepaid expenses and other assets		333,998
Total Assets	$	4,046,284

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions payable	$	473,898
Accounts payable and accrued expenses		359,155
Deferred rent		52,680
Total Liabilities		885,733
Commitments		
Members' equity		3,160,551
Total liabilities and members' equity	$	4,046,284

The accompanying notes are an integral part of the statement of financial condition.

1. NATURE OF BUSINESS

Auerbach Grayson and Company LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to provide global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Based on a forecast of cash flows for the year ending December 31, 2016, the Company believes it will be able to pay its obligations as they become due. As disclosed in Note 10, a member contributed $950,000 to the Company in February 2016. Additionally, the Company may consider further funding from existing members or other sources during fiscal 2016.

Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The statement of financial condition of the Company was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fee Income

Fee income is earned for miscellaneous services provided to its customers and is recorded when the income is reasonably determinable.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements included on the statement of financial condition consist of the following:

Furniture and equipment	$ 769,753
Less accumulated depreciation and amortization	(601,656)
	$ 168,097

The Company's leasehold improvements totaling $291,717 were fully amortized and were written off during 2015.

4. COMMITMENTS

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2016	$ 758,958
2017	779,829
2018	801,275
2019	823,310
2020	866,794
Thereafter	4,425,098
Total	$8,455,264

4. COMMITMENTS (CONTINUED)

The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent. At December 31, 2015, there was deferred rent of $52,680.

Pursuant to the lease agreement, the Company maintains a letter of credit in the amount of $440,997 expiring August 31, 2025. The letter of credit is secured by a bank deposit of $441,809, which is recorded as restricted cash on the statement of financial condition.

5. INCOME TAXES

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6. PROFIT SHARING PLAN

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2015, the Company did not have any accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the

Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBERS' EQUITY

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently five classes of shares as set forth below:

(i) Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company. Class A shares are entitled to distributions in accordance with the Agreement.

(ii) Class B shares are the equivalent to Class A shares without the voting rights.

(iii) Voting Convertible Preferred shares are entitled to one vote per Class A share into which such Convertible Preferred shares are convertible and have the right to vote together with the Class A shares on an as-converted basis on all matters for which the Class A shares are entitled to vote. Voting Convertible Preferred shares are entitled to distributions in accordance with the Agreement.

(iv) Non-Voting Convertible Preferred shares are the equivalent to Voting Convertible Preferred shares without the voting rights.

(v) Profits shares are entitled to one vote per Profits share and have the right to vote together with the Class A shares on an as-converted basis on all matters for which the Class A shares are entitled to vote. Profits shares are entitled to distributions in accordance with the Agreement.

8. MEMBERS' EQUITY (CONTINUED)

The Company allocates income to its members according to the manner of distribution as defined in the Agreement.

Strategic Investment I, Inc., an affiliate of Morgan Stanley, made a cash investment in the Company in March 2013.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $1,878,591, which was $1,628,591 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital percentage was 47.15%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

10. SUBSEQUENT EVENT

In February 2016, a member contributed $950,000 to the Company.